SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                       (Amendment No. 5)*


               MAUI LAND & PINEAPPLE COMPANY, INC.
                        (Name of Issuer)

                             COMMON
                 (Title of Class of Securities)

                           577345-10-1
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement: [ ]

A fee is not required only if the filing person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

CUSIP No. 577345-10-1
13G


1.   Name of Reporting Person:  MAUI LAND & PINEAPPLE COMPANY,
     INC. EMPLOYEE STOCK OWNERSHIP PLAN

     EIN:  99-0107542


2.   Check appropriate box if a member of a group*      (a) [ ]
                                                        (b) [ ]


3.   SEC Use Only


4.   Citizenship:  Hawaii law governs the Plan and the related
     Trust Agreement.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   Sole voting power:  -0-

6.   Shared voting power:  519,600

7.   Sole dispositive power:  -0-

8.   Shared dispositive power:  519,600


9.   Aggregate amount beneficially owned by each reporting
     person:  519,600


10. Check box if aggregate amount in 9. above excludes certain shares*: [ ]


11.  Percent of class represented by amount in 9. above:  7.2%


12.  Type of reporting person*:  EP


Item 1(a) Name of Issuer:  MAUI LAND & PINEAPPLE COMPANY, INC.


Item 1(b) Address of Issuer's Principal Executive Offices:

          120 KANE STREET, KAHULUI, MAUI, HAWAII


Item 2(a) Name of Person Filing:  MAUI LAND & PINEAPPLE COMPANY,
          INC. EMPLOYEE STOCK OWNERSHIP PLAN
          EIN:  99-0107542


Item 2(b) Address of Principal Business Office or Residence:

          120 KANE STREET, KAHULUI, MAUI, HAWAII

Item 2(c) Citizenship: Hawaii law governs the Plan and the related Trust Agreement.


Item 2(d) Title of Class of Securities:  COMMON


Item 2(e) CUSIP Number:  577345-10-1


Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

               (a) [ ]  Broker or dealer registered under
               Section 15 of the Act;
               (b) [ ] Bank as defined in Section 3(a)(6) of the Act;
               (c) [ ]  Insurance company as defined in
               Section 3(a)(19) of this Act;
               (d) [ ]  Investment company registered under
               Section 3 of the Investment Company Act;
               (e) [ ]  Investment adviser registered under
               Section 203 of the Investment Advisers Act of
               1940;
               (f) [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F);
               (g) [ ] Parent holding company, in accordance with 13d-1(b)(ii)(G); (note: see item 7)
               (h) [ ]  Group, in accordance with Rule 13d-
               1(b)(1)(ii)(H);

Item 4    Ownership:

          (a)  Amount beneficially owned:  519,600

          (b)  Percent of class:  7.2%

          (c)  Number of shares as to which such person has:

             (i)    Sole power to vote or to direct the vote:  -0-

             (ii)   Shared power to vote or to direct the
                    vote:  519,600

             (iii)  Sole power to dispose or to direct
                    the disposition of:  -0-

             (iv)   Shared power to dispose or to direct the
                    disposition of:  519,600

     The foregoing beneficial ownership figures concerning shared dispositive and voting power, and aggregate beneficial ownership, include the full number of shares held by each entity listed in Part B of Exhibit A as to which the undersigned serves as one of multiple trustees, general partners, or directors. Inclusion of such shares in response to Item 4 does not constitute an admission that the undersigned is a beneficial owner of shares held by such entities.


Item 5    Ownership of five percent or less of a class:

          Inapplicable.

Item 6. Ownership of more than five percent on behalf of another person:

          Inapplicable.


Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

          Inapplicable.


Item 8. Identification and classification of members of the group:

          Inapplicable.


Item 9.   Notice of dissolution of group: Inapplicable.

Item 10   Certification:

          By signing below the Plan certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          MAUI LAND & PINEAPPLE COMPANY, INC. EMPLOYEE STOCK
          OWNERSHIP PLAN

          BY ITS ADMINISTRATIVE COMMITTEE:


               /S/ PAUL J. MEYER                      1/11/00
          PAUL J. MEYER/CHAIRMAN                        DATE


             /S/ DARRYL Y. H. CHAI                    1/04/00
          DARRYL Y. H. CHAI                             DATE

              /S/ J. SUSAN CORLEY                      1/6/00
          J. SUSAN CORLEY                               DATE


              /S/ GARY L. GIFFORD                     01/05/00
          GARY L. GIFFORD                               DATE


             /S/ DOUGLAS R. SCHENK                     1/6/00
          DOUGLAS R. SCHENK                             DATE


              /S/ DONALD A. YOUNG                     1/10/00
          DONALD A. YOUNG                               DATE